PRA INTERNATIONAL
12120 Sunset Hills Road, Suite 600
Reston, Virginia 20190

November 7, 2007

Jeffrey P. Riedler, Esq.
Assistant Director
Office of Healthcare and Insurance
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	PRA International
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed October 30, 2007
File No. 1-33381

Amendment No. 2 to Preliminary Transaction Statement on Schedule
13E-3
Filed October 30, 2007
File No. 5-80376

Dear Mr. Riedler:

     On November 7, 2007 PRA International (the “Company”) filed via EDGAR Amendment No. 3 to the above-referenced Preliminary Proxy Statement on Schedule 14A (“Amendment No. 3 to the Proxy Statement”) and Amendment No. 3 to the above-referenced Preliminary Transaction Statement on Schedule 13E-3.

     Set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter to the Company dated November 6, 2007. The responses below are numbered to correspond with the paragraphs of the Staff’s comment letter. The references in our responses below to page numbers refer to the pages in the blacklined courtesy copies of Amendment No. 3 to the Proxy Statement which we are providing to you for your convenience.

Securities and Exchange Commission

November 7, 2007

Schedule 14A

Recommendation of the Special Committee and Board of Directors; Reasons for
Approval of the Merger, page 18

1.	We note that you state that one of the considerations which the special committee took into account on July 24, 2007 in making its determination of fairness that Parent had received debt commitments to complete the merger from UBS Loan Finance LLC, UBS Securities LLC, Jefferies LLC and CDPQ. In your response letter, however, you state that CDPQ did not enter into this commitment until one month after the merger agreement was signed. Please clarify when this occurred and, if necessary, revise accordingly.

       CDPQ is providing subordinated debt financing in connection with the merger pursuant to a commitment letter entered into on August 31, 2007. In response to the Staff’s comment, the disclosure has been revised. Please see page 20 of Amendment No. 3 to the Proxy Statement.

The Parties to the Merger, page 53

Corporate Structure, page 55

2.	Please include the following entities and persons in your organizational chart: Genstar Capital III, L.P., Genstar III GP LLC, Genstar Capital IV, L.P., Genstar IV GP LLC, Genstar Capital V, L.P., Genstar V GP LLC and all positions held by Jean-Pierre Conte and Robert Weltman.

       In response to the Staff’s comment, the disclosure has been revised. Please see page 55 of Amendment No. 3 to the Proxy Statement.

Securities and Exchange Commission

November 7, 2007

*  *  *

          If you have any questions or if the Staff has further comment, please call either Morton A. Pierce (tel: 212-259-6640) or Chang-Do Gong (tel: 212-259-6056) of Dewey & LeBoeuf LLP or John Huber (tel: 202-637-2242) or Scott Haber (tel: 415-395-8137) of Latham & Watkins LLP.

Sincerely,

/s/ William M. Walsh, III
William M. Walsh, III Secretary

cc:  Jennifer Riegel, Esq.
       Suzanne Hayes, Esq.
       Michael Pressman, Esq.